Report regarding the addition of second-tier subsidiaries
of Woori Finance Holdings Co., Ltd.

On June 10, 2010, Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd. as its subsidiaries.

Key details regarding the newly added second-tier subsidiaries:

Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

•	Financial status as of June 10, 2010 (expected date of establishment):

(unit: millions of KRW)

Total assets	10	Total shareholders’ equity	10

Total liabilities	—	Capital stock	10

•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•	Woori F&I Fifteenth Asset Securitization Specialty Co. Ltd is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of June 29, 2010 (the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	96,415	Total shareholders’ equity	10

Total liabilities	96,405	Capital stock	10

•	Date of addition as a subsidiary: June 10, 2010

Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.

•	Financial status as of June 10, 2010 (expected date of establishment):

(unit: millions of KRW)

Total assets	100	Total shareholders’ equity	100

Total liabilities	—	Capital stock	10

•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•	Woori F&I Sixteenth Asset Securitization Specialty Co. Ltd is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of June 29, 2010 (the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	42,812	Total shareholders’ equity	5,181

Total liabilities	37,631	Capital stock	518

•	Date of addition as a subsidiary: June 10, 2010

Number of all subsidiaries of Woori Finance Holdings after addition of the above two subsidiaries: 48